UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 26)
Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12686C-10-9	Page	2	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C and the Charles F. Dolan 2009 Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		14,797,508

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,409,025

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,797,508

WITH	10	SHARED DISPOSITIVE POWER

		20,409,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,206,533

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.0%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 22,056,668 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	3	of	73

1	NAME OF REPORTING PERSON Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C and the Helen A. Dolan 2009 Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		7,800,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,406,533

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,800,000

WITH	10	SHARED DISPOSITIVE POWER

		27,406,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,206,533

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.0%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 22,056,668 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	4	of	73

1	NAME OF REPORTING PERSON James L. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		2,103,877

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,911,533

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,103,877

WITH	10	SHARED DISPOSITIVE POWER

		3,911,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,015,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 50,369,212 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	5	of	73

1	NAME OF REPORTING PERSON Thomas C. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		184,568

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,867,381

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		184,568

WITH	10	SHARED DISPOSITIVE POWER

		3,867,381

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,051,949

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	6	of	73

1	NAME OF REPORTING PERSON Patrick F. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		160,095

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,743,619

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		160,095

WITH	10	SHARED DISPOSITIVE POWER

		3,743,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,903,714

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 50,593,610 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	7	of	73

1	NAME OF REPORTING PERSON

	Kathleen M. Dolan, individually and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		148,716

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,964,705

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		148,716

WITH	10	SHARED DISPOSITIVE POWER

		22,964,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,113,421

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.9%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 32,141,632 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	8	of	73

1	NAME OF REPORTING PERSON Marianne Dolan Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		41,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,756,864

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,400

WITH	10	SHARED DISPOSITIVE POWER

		3,756,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,798,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,574,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	9	of	73

1	NAME OF REPORTING PERSON Deborah A. Dolan-Sweeney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		19,330

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,013,908

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,330

WITH	10	SHARED DISPOSITIVE POWER

		4,013,908

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,033,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	10	of	73

1	NAME OF REPORTING PERSON Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts and the CFD 2010 Grandchildren Trusts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,426,075

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,426,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,426,075

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 42,717,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	11	of	73

1	NAME OF REPORTING PERSON David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts and the CFD 2010 Grandchildren Trusts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00– See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,210,594

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,449,425

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,210,594

WITH	10	SHARED DISPOSITIVE POWER

		11,449,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,660,019

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 42,717,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities

CUSIP No.	12686C-10-9	Page	12	of	73

1	NAME OF REPORTING PERSON Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A

	7	SOLE VOTING POWER

NUMBER OF		383,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,755,590

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		383,406

WITH	10	SHARED DISPOSITIVE POWER

		7,755,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,138,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 46,753,915 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	13	of	73

1	NAME OF REPORTING PERSON Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		9,750

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,622,045

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,750

WITH	10	SHARED DISPOSITIVE POWER

		7,622,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,631,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 46,866,631 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	14	of	73

1	NAME OF REPORTING PERSON Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		20,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,633,136

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,250

WITH	10	SHARED DISPOSITIVE POWER

		7,633,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,653,386

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 46,917,686 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	15	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Kathleen M. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,867,380

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,380

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,380

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	16	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,867,380

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,380

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,380

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 50,461,749 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	17	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Marianne Dolan Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,754,664

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,754,664

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,754,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 50,574,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	18	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Patrick F. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,735,519

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,735,519

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,735,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 50,593,610 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	19	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Thomas C. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,867,381

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,381

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,381

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	20	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO James L. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,867,381

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,381

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,381

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 50,429,839 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	21	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO James L. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,999,703

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,999,703

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,999,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 52,137,970 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	22	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		2,135,946

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,135,946

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,135,946

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 52,001,727 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	23	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,206,885

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,206,885

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,206,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 53,930,788 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	24	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,234,885

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,234,885

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,234,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 52,902,788 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	25	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,486,885

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,486,885

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,486,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 52,650,788 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	26	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		814,885

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		814,885

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	814,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 53,322,788 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	27	of	73

1	NAME OF REPORTING PERSON Ryan Dolan 1989 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		60,627

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,627

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,627

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 54,077,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	28	of	73

1	NAME OF REPORTING PERSON Tara Dolan 1989 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		60,627

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,627

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,627

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 54,077,046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	29	of	73

1	NAME OF REPORTING PERSON Charles Dolan 1989 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO
*Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	30	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO
*Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	31	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO
*Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	32	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO
*Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	33	of	73

1	NAME OF REPORTING PERSON Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		10,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.1%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 44,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	34	of	73

1	NAME OF REPORTING PERSON Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO
*Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	35	of	73

1	NAME OF REPORTING PERSON Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO
*Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	36	of	73

1	NAME OF REPORTING PERSON Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO
*Excludes all shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	37	of	73

1	NAME OF REPORTING PERSON Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		6,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 48,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	38	of	73

1	NAME OF REPORTING PERSON CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		601,061

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		601,061

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	601,061

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 53,536,612 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	39	of	73

1	NAME OF REPORTING PERSON CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		601,061

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		601,061

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	601,061

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 53,536,612 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	40	of	73

1	NAME OF REPORTING PERSON CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		601,061

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		601,061

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	601,061

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 53,536,612 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	41	of	73

1	NAME OF REPORTING PERSON CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		601,061

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		601,061

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	601,061

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 53,536,612 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9	Page	42	of	73

1	NAME OF REPORTING PERSON CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		136,242

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		136,242

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	OO
*Excludes 54,001,431 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

Amendment No. 26 to Schedule 13D
          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C (the “CFD 2011 GRAT #1C”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C (the “HAD 2011 GRAT #1C”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts,” and individually, a “Dolan Children Trust”) and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and as Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan (hereinafter collectively referred to as the “CFD 2010 Grandchildren Trusts,” and individually, a “CFD 2010 Grandchildren Trust”); David M. Dolan, as a Trustee of each of the 2009 Family Trusts and as a Trustee of each of the CFD 2010 Grandchildren Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trust FBO Kathleen M. Dolan and the Dolan Children Trust FBO James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trust FBO Marianne Dolan Weber and the Dolan Children Trust FBO Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and the Dolan Children Trust FBO Patrick F. Dolan; Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan); Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; the Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C (the “CFD 2010 GRAT #6C”), Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C (the “CFD 2010 GRAT #7C”), Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C (the “CFD 2010 GRAT #8C”); the Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C (the “HAD 2010 GRAT #6C), Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C (the “HAD 2009 GRAT #7C”), Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C (the “HAD 2010 GRAT #8C”); CFD 2011 GRAT #1C; HAD 2011 GRAT #1C; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; and CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan (collectively, the “Reporting Persons”).
          The Schedule 13D (the “Schedule”) filed by the original Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment

No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, Amendment No. 20 filed on May 3, 2007, Amendment No. 21 filed on November 7, 2007, Amendment No. 22 filed on August 1, 2008, Amendment No. 23 filed on December 8, 2008, Amendment No. 24 filed on February 10, 2010 and Amendment No. 25 filed on November 19, 2010, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 26.
Item 2 Identity and Background.
     The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:
(a) The names of the Reporting Persons who are group members (the “Group Members”) are: Charles F. Dolan, individually and as Trustee of the CFD 2011 GRAT #1C and the CFD 2009 Trust; Helen A. Dolan, individually and as Trustee of the HAD 2011 GRAT #1C and the HAD 2009 Trust; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of each of the Dolan Children Trusts, and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts; David M. Dolan, as a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan; CFD 2011 GRAT #1C; and HAD 2011 GRAT #1C.
     The disclosure in Item 2 is hereby amended by amending and restating parts (b), (c) and (f) thereof as follows:
(b) Except as indicated below, the business address of each Reporting Person is:
Individuals:
c/o William A. Frewin
Dolan Family Office
340 Crossways Park Drive
Woodbury, New York 11797
Trusts:
Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras , PO Box 420, Oyster Bay, New York 11771.
Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Dolan Children Trust FBO Patrick F. Dolan is a trust established under the laws of the State of Illinois for the benefit of Patrick F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.
2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Charles Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Charles P. Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.
Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.
Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2010 GRAT #6C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 GRAT #7C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 GRAT #8C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2011 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
HAD 2010 GRAT #6C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
HAD 2010 GRAT #7C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
HAD 2010 GRAT #8C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
HAD 2011 GRAT #1C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of the descendants of Deborah A. Dolan-Sweeney and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of Kathleen M. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber is a trust established under the laws of the State of New York for the benefit of the descendants of Marianne Dolan Weber and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of Patrick F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of James L. Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.

(c) Charles F. Dolan is the Chairman of Cablevision Systems Corporation (the “Issuer”) and a director of Madison Square Garden, Inc. (“MSG”). Helen A. Dolan is his wife and is not currently employed. They are the parents of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Charles F. Dolan is also the brother of Lawrence J. Dolan. Charles F. Dolan is the Trustee of the CFD 2011 GRAT #1C, CFD 2010 GRAT #6C, the CFD 2010 GRAT #7C, the CFD 2010 GRAT #8C and the CFD 2009 Trust.
Helen A. Dolan is the Trustee of the HAD 2011 GRAT #1C, HAD 2010 GRAT #6C, the HAD 2010 GRAT #7C, the HAD 2010 GRAT #8C and the HAD 2009 Trust.
James L. Dolan is the President and Chief Executive Officer and a director of the Issuer and a director and Executive Chairman of MSG. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. His wife, Kristin A. Dolan is a director of MSG. His business address is Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.
Thomas C. Dolan is the Executive Vice President — Strategy and Development, Office of the Chairman, and a director of the Issuer and a director of MSG. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
Patrick F. Dolan is a director of the Issuer, and is a director and an officer of a number of subsidiaries of Rainbow Media Group, a subsidiary of the Issuer, including News 12 Networks, of which he is the President. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
Kathleen M. Dolan is a teacher and a director of the Issuer. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. She is a Trustee of the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.
Marianne Dolan Weber is the Chair of the Dolan Family Foundation and the Dolan Children’s Foundation and a director of the Issuer and a director of MSG. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Deborah A. Dolan-Sweeney.
Deborah A. Dolan-Sweeney is a director of the Issuer and a director of MSG. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Marianne Dolan Weber. Her husband, Brian G. Sweeney, is Senior Vice President eMedia, a director of the Issuer and a director of MSG.
Lawrence J. Dolan is the brother of Charles F. Dolan, and is the father of Matthew J. Dolan, Paul J. Dolan and Mary S. Dolan. He is the Chief Executive Officer of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians, Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts.
David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank. He is a first cousin of Charles F. Dolan. He is a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts.
Paul J. Dolan is the son of Lawrence J. Dolan, the brother of Matthew J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is the President of Cleveland

Indians Baseball Company, L.P. His business address is c/o Cleveland Indians Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan.
Matthew J. Dolan is the son of Lawrence J. Dolan, the brother of Paul J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is an attorney and is a principal of Thrasher, Dinsmore & Dolan, Corporate Place, 100 7th Avenue, Chardon, OH 44024-9423. He is a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan.
Mary S. Dolan is the daughter of Lawrence J. Dolan, the sister of Matthew J. Dolan and Paul J. Dolan, and a niece of Charles F. Dolan and Helen A. Dolan. She is the Co-Director of Legal Services at the Lifespan Center for Legal Services. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan.
(d) No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) All individual Group Members are citizens of the United States. Group Members that are trusts are organized in the jurisdiction set forth in Item 2(b).
Item 3 Source and Amount of Funds or Other Consideration
          The disclosure in Item 3 is hereby amended by adding the following at the end thereof:
          On February 22, 2011 the CFD 2009 Trust exchanged an aggregate of 319,086 shares of the Issuer’s Class B Common Stock held by it for an equal number of shares of the Issuer’s Class A Common Stock held collectively by the 2009 Family Trusts.
          On February 22, 2011, Charles F. Dolan received an aggregate of 14,507,559 shares of the Issuer’s Class B Common Stock from CFD 2010 GRAT #6C, CFD 2010 GRAT #7C and CFD 2010 GRAT #8C, in exchange for promissory notes.
          On February 22, 2011, Charles F. Dolan repaid promissory notes held by each of the CFD 2010 Grandchildren Trusts, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan and the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan with shares of the Issuer’s Class B Common Stock and cash in lieu of fractional shares.
          The CFD 2011 GRAT #1C was formed by Charles F. Dolan and on February 22, 2011 was given the number of shares of the Issuer’s Class B Common Stock indicated as owned by the trust in Item 5 of this Amendment No. 26 to the Schedule 13D.
          On February 22, 2011, Helen A. Dolan received an aggregate of 7,800,000 shares of the Issuer’s Class B Common Stock from HAD 2010 GRAT #6C, HAD 2010 GRAT #7C and HAD 2010 GRAT #8C, in exchange for promissory notes.
          The HAD 2011 GRAT #1C was formed by Helen A. Dolan and on February 22, 2011 was given the number of shares of the Issuer’s Class B Common Stock indicated as owned by the trust in Item 5 of this Amendment No. 26 to the Schedule 13D.

     Please see Annex A, which is incorporated by reference herein, for additional information regarding each of the transactions effected on February 22, 2011.
Item 4 Purpose of Transaction
     The disclosure in Item 4 is hereby amended by adding the following to the end thereof:
     The exchange of shares of the Issuer’s Class B Common Stock held by the CFD 2009 Trust for an equal number of shares of the Issuer’s Class A Common Stock held collectively by the 2009 Family Trusts was effected to allow Charles F. Dolan to continue to make gifts of Class A Common Stock to friends and family members without reducing the aggregate number of shares of Class B Common Stock collectively held by the Group Members.
     Each of the transactions described in Item 3 above effected on February 22, 2011 was effected for estate planning purposes for Charles F. Dolan and Helen A. Dolan and their descendants.
Item 5 Interest in Securities of the Issuer
     The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:
(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 62,741,420 shares of Class A Common Stock as a result of their beneficial ownership of (i) 8,603,747 shares of Class A Common Stock (including 965,000 shares of restricted stock, 46,449 restricted stock units and options to purchase 2,353,267 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 54,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 22% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 54,137,673 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Second A&R Class B Stockholders Agreement (see Item 6 below). Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 35,206,533 shares of Class A Common Stock, including (i) 1,913,361 shares of Class A Common Stock (including 403,900 shares of restricted stock), (ii) options to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 32,081,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 14,797,508 shares of Class A Common Stock (including 1,025 shares of Class A Common Stock owned of record personally, 319,086 shares of Class A common Stock owned of record by the CFD 2009 Trust, 403,900 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing, and 12,861,330 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 901,194 shares of Class B Common Stock owned of record personally, 1,960,136 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 10,000,000 shares of Class B Common Stock owned of record by the CFD 2011 GRAT #1C) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 20,409,025 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 19,219,675shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B

Common Stock, including 1,800,000 shares of Class B Common Stock owned of record personally by his spouse, Helen A. Dolan, 6,000,000 shares of Class B Common Stock owned of record by the HAD 2011 GRAT #1C, 8,879,189 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,540,486 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 19,219,675 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 1,800,000 shares of Class B Common Stock owned of record personally by his spouse, Helen A. Dolan, 6,000,000 shares of Class B Common Stock owned of record by the HAD 2011 GRAT #1C, 8,879,189 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,540,486 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 35,206,533 shares of Class A Common Stock, including (i) 1,913,361 shares of Class A Common Stock (including 403,900 shares of restricted stock), (ii) options to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 32,081,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 1,800,000 shares of Class B Common Stock owned of record personally and 6,000,000 shares of Class B Common Stock owned of record by the HAD 2011 GRAT #1C) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 27,406,533 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 319,086 shares of Class A Common Stock owned of record by the CFD 2009 Trust; 1,025 shares of Class A Common Stock, 403,900 shares of restricted stock and options to purchase 1,212,167 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan; and 24,281,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 901,194 shares of Class B Common Stock owned of record by her spouse, Charles F. Dolan, 1,960,136 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 10,000,000 shares of Class B Common Stock owned of record by the CFD 2011 GRAT #1C, 8,879,189 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,540,486 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). She disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 319,086 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 1,025 shares of Class A Common Stock, 403,900 shares of restricted stock and options to purchase 1,212,167 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 24,281,005 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 901,194 shares of Class B Common Stock owned of record by her spouse, Charles F. Dolan, 1,960,136 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 10,000,000 shares of Class B Common Stock owned of record by the CFD 2011 GRAT #1C, 8,879,189 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,540,486 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 6,015,410 shares of Class A Common Stock, including (i) 1,140,849 shares of Class A Common Stock (including 426,300 shares of restricted stock), (ii) options to purchase 1,106,100 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,768,461 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,043,250 shares of Class A Common Stock (including 526,250 shares of Class A Common Stock owned of record personally, 11,300 shares of Class A Common Stock held as custodian for one or more minor children, 399,600 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,106,100 shares of Class A Common Stock that are exercisable within sixty days of this filing and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 202,086 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned of record jointly with his spouse, 4,280 shares of Class A Common Stock owned of record personally by his spouse, 1,613 shares owned of record by his spouse through a 401(k) plan, 26,700 shares of restricted stock owned of record personally by his spouse, 6,559 shares of Class A Common Stock owned of record by members of his household, and 159,547 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 11,300 shares of Class A Common Stock held as custodian for one or more minor children, 6,559 shares of Class A Common Stock owned of record by members of his household, 4,280 shares of Class A Common Stock owned of record personally by his spouse, 1,613 shares owned of record by his spouse through a 401(k) plan, 26,700 shares of restricted stock owned of record personally by his spouse and 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Thomas C. Dolan may be deemed to beneficially own 4,051,949 shares of Class A Common Stock, including 344,115 shares of Class A Common Stock (including 59,400 shares of restricted stock) and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 184,568 shares of Class A Common Stock (including 59,400 shares of restricted stock) and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,903,714 shares of Class A Common Stock, including (i) 347,651 shares of Class A Common Stock (including 37,700 shares of restricted stock), (ii) options to purchase 12,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 160,095 shares of Class A Common Stock (including 103,995 shares of Class A Common Stock, 37,700 shares of restricted stock, and options to purchase 12,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 6,400 shares of Class A Common Stock held as custodian for one or more minor children) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 199,556 shares of Class A Common Stock (including 5,000 shares owned of record jointly with his spouse, 700 shares of Class A Common Stock owned of record personally by his spouse and 2,400 shares owned of record by the Daniel P.

Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee) and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 700 shares of Class A Common Stock owned of record personally by his spouse, 6,400 shares of Class A Common Stock held as custodian for one or more minor children, 2,400 shares of Class A Common Stock held by the Mucci Trust, and 191,456 shares of Class A Common Stock and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Kathleen M. Dolan may be deemed to beneficially own an aggregate of 23,113,421 shares of Class A Common Stock, including (i) 1,117,380 shares of Class A Common Stock (including 14,681 restricted stock units) and (ii) 21,996,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 148,716 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock and 14,681 restricted stock units owned of record personally, 6,400 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 121,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,089,918 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned of record jointly with her former spouse and an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts) and an aggregate of 21,874,787 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts. She disclaims beneficial ownership of 6,400 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 21,996,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,798,264 shares of Class A Common Stock, including (i) 227,056 shares of Class A Common Stock (including 21,319 restricted stock units), (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 41,400 shares of Class A Common Stock (including 8,881 shares of Class A Common Stock, 21,319 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 3,200 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 193,656 shares of Class A Common Stock (including 2,200 shares of Class A Common Stock owned personally by her spouse, and 191,456 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit) and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 3,200 shares of Class A Common Stock held as custodian for a minor child, 2,200 shares of Class A Common Stock owned of record by her spouse, and 191,456 shares of Class A Common Stock and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 4,033,238 shares of Class A Common Stock, including (i) 342,314 shares of Class A Common Stock (including 37,700 shares of restricted stock and 10,449 restricted stock units), (ii) options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 19,330 shares of Class A Common Stock (including 8,881 shares of Class A Common Stock and 10,449 restricted stock units owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 337,984 shares of Class A Common Stock (including 72,928 shares of Class A Common Stock, 37,700 shares of restricted stock and options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 20,900 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit) and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 72,928 shares of Class A Common Stock, 37,700 shares of restricted stock and options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 20,900 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Lawrence J. Dolan may be deemed to beneficially own an aggregate of 11,426,075 shares of Class A Common Stock, including (i) 6,400 shares of Class A Common Stock and (ii) 11,419,675 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,426,075 shares of Class A Common Stock (including 6,400 shares of Class A Common Stock owned of record with his spouse, an aggregate of 8,879,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 2,540,486 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of an aggregate of 8,879,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 2,540,486 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
David M. Dolan may be deemed to beneficially own an aggregate of 12,660,019 shares of Class A Common Stock, including (i) 1,240,344 shares of Class A Common Stock and (ii) 11,419,675 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,210,594 shares of Class A Common Stock (including 13,771 shares of Class A Common Stock owned of record by the

David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,449,425 shares of Class A Common Stock (including 6,400 shares of Class A Common Stock owned of record jointly with his spouse, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,350 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 8,879,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 2,540,486 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,350 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 8,879,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 2,540,486 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Paul J. Dolan may be deemed to beneficially own an aggregate of 8,138,996 shares of Class A Common Stock, including (i) 755,238 shares of Class A Common Stock, and (ii) 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 383,406 shares of Class A Common Stock (including 17,636 shares of Class A Common Stock held as custodian for one or more minor children and 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,755,590 shares of Class A Common Stock (including 20,829 shares of Class A Common Stock owned of record jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 17,636 shares of Class A Common Stock held as custodian for one or more minor children, 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,631,795 shares of Class A Common Stock, including (i) 360,753 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 9,750 shares of Class A Common Stock (including 5,600 shares of Class A Common Stock owned of record personally and 4,150 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock (including an aggregate of 351,003 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 4,150 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,622,045 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Mary S. Dolan may be deemed to beneficially own an aggregate of 7,653,386 shares of Class A Common Stock, including (i) 433,399 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 20,250 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,633,136 shares of Class A Common Stock (including 30,237 shares of Class A Common Stock owned of record jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan. She disclaims beneficial ownership of 20,250 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,754,664 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,735,519 shares of Class A Common Stock, including (i) 191,456 shares of Class A

Common Stock and (ii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,999,703 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 2,135,946 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,206,885 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,234,885 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 1,486,885 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 814,885 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.
The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.
The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C may be deemed to beneficially own an aggregate of 10,000,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.
The Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C may be deemed to beneficially own an aggregate of 6,000,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 37 of this Schedule 13D is hereby incorporated by reference.
The CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 601,061 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 39 of this Schedule 13D is hereby incorporated by reference.
The CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan may be deemed to beneficially own an aggregate of 601,061 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and

Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 38 of this Schedule 13D is hereby incorporated by reference.
The CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 601,061 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 40 of this Schedule 13D is hereby incorporated by reference.
The CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan may be deemed to beneficially own an aggregate of 601,061 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 41 of this Schedule 13D is hereby incorporated by reference.
The CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan may be deemed to beneficially own an aggregate of 136,242 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 42 of this Schedule 13D is hereby incorporated by reference.
(c) Within the 60 days prior to this filing, the following transactions in the Issuer’s Securities have been effected by Group Members:
On December 30, 2010, Charles F. Dolan disposed of 356,200 shares of Class A Common Stock through gifts to multiple recipients on the same day.
On December 30, 2010, Deborah A. Dolan-Sweeney received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 700 shares held by her spouse and 4,900 shares as custodian for her children.
On December 30, 2010, Marianne Dolan Weber received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 700 shares held by her spouse and 700 shares as custodian for her child.
On December 30, 2010, Patrick F. Dolan received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 700 shares held by his spouse, 1,400 shares as custodian for his children and 350 shares as co-trustee of the Mucci Trust.

On December 30, 2010, James L. Dolan received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 700 shares held by his spouse, 3,500 shares as custodian for his children and 1,400 shares to other members of his household.
On December 30, 2010, David M. Dolan received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 1,400 shares held jointly with his spouse and 350 shares held by his spouse as custodian for a minor child.
On December 30, 2010, Mary S. Dolan received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 1,400 shares held jointly with her spouse and 3,500 shares as custodian for her children.
On December 30, 2010, Matthew J. Dolan received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 700 shares held directly and 700 as custodian for a child.
On December 30, 2010, Paul J. Dolan received the following direct and indirect gifts of Class A Common Stock from Charles F. Dolan: 1,400 shares held jointly with his spouse and 1,400 as custodian for his children.
On January 20, 2011, Charles F. Dolan converted 10,550 shares of Class B Common Stock to 10,550 shares of Class A Common Stock and disposed of 13,350 shares of Class A Common Stock through gifts to multiple recipients on the same day.
On February 1, 2011, Charles F. Dolan acquired 700 shares of Class A Common Stock as a gift and disposed of 350 shares of Class A Common Stock by making a gift on the same day.
On February 22, 2011, certain Group Members effected the transactions described on Annex A to this Amendment No. 26 to Schedule 13D, which is hereby incorporated by reference herein.
(d) See Exhibit A, which is incorporated by reference herein.
(e) On November 30, 2010, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) ceased to be a beneficial owner of Issuer securities and a Group Member.
On February 22, 2011, each of the CFD 2010 GRAT #6C, CFD 2010 GRAT #7C, CFD 2010 GRAT #8C, HAD 2010 GRAT #6C, HAD 2010 GRAT #7C and HAD 2010 GRAT #8C ceased to be a beneficial owner of Issuer securities and a Group Member.
Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
The disclosure in the section of Item 6 entitled “THE CLASS B STOCKHOLDERS AGREEMENT” is hereby amended by adding the following paragraph after the thereof:
On February 22, 2011, the CFD 2011 GRAT #1C, the HAD 2011 GRAT #1C and each of the CFD 2010 Grandchildren Trusts became parties to the 2nd A&R Class B Stockholders Agreement.
Item 7 Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby amended by restating Exhibit A in its entirety as Exhibit A attached hereto and supplemented by adding the following in appropriate numerical order:
Exhibit B.10: Joint Filing Agreement.
Exhibit C.3 Powers of Attorney for each of:

CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan.
CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney.
CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber.
CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan.
CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan.
Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C.
Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C.

Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: February 22, 2011

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C and the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C and the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C

*
Helen A. Dolan

JAMES L. DOLAN, individually

/s/ James L. Dolan
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually
*
Patrick F. Dolan

MARIANNE DOLAN WEBER, individually
*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually
*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trusts FBO Kathleen M. Dolan, Deborah Dolan-Sweeney, Marianne Dolan Weber, Patrick F. Dolan, Thomas C. Dolan and James L. Dolan, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

LAWRENCE J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan 2009 Family Trusts and the CFD 2010 Grandchildren Trusts
*
Lawrence J. Dolan

DAVID M. DOLAN, not individually, but as a Trustee of the Charles F. Dolan 2009 Family Trusts and the CFD 2010 Grandchildren Trusts
*
David M. Dolan

PAUL J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
*
Paul J. Dolan

MATTHEW J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
*
Matthew J. Dolan

MARY S. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan
*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact